Exhibit 2

SPECIAL GENERAL MEETING OF SHAREHOLDERS

ELBIT VISION SYSTEMS LTD.

April 19, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

” Please detach along perforated line and mail in the envelope provided. ”

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		1.	TO APPROVE the election of Mr. David Schwartz as an External Director of the Company for a three-year term.	☐	☐	☐

		2.	TO APPROVE the grant of options to each of Mr. Schwartz and Mr. Berman to purchase 30,000 ordinary shares of the Company, on the terms described in the Proxy Statement circulated in connection with the Meeting.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ELBIT VISION SYSTEMS LTD.

For the Special General Meeting of Shareholders
To Be Held On Thursday April 19, 2007

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned shareholder of Elbit Vision Systems Ltd. (the "Company") hereby appoints Yaron Menashe and David Gal, and each or any of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Special General Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on April 19, 2007, at 11:30 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)